SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-28892]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of

1940

August 28, 2009

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of August, 2009. A copy of each application may be

obtained via the Commission's Web site by searching for the file number, or an applicant using

the Company name box, at http://www.sec.gov/search/search.htm or by calling (202)551-8090.

An order granting each application will be issued unless the SEC orders a hearing. Interested

persons may request a hearing on any application by writing to the SEC's Secretary at the

address below and serving the relevant applicant with a copy of the request, personally or by

mail. Hearing requests should be received by the SEC by 5:30 p.m. on September 22, 2009, and

should be accompanied by proof of service on the applicant, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Secretary, U.S. Securities and Exchange Commission,

100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of

Investment Management, Office of Investment Company Regulation, 100 F Street, NE,

Washington, DC 20549-4041.

Dreman Claymore Global Dividend & Income Fund [File No. 811-21557]
Fiduciary/Claymore Energy & Infrastructure Fund [File No. 811-21810]
Claymore/Zacks Quantitative Growth & Income Fund [File No. 811-21925]
Claymore/Voyageur Income & Opportunities Fund [File No. 811-22076]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicants have never made a public offering of their securities and do not propose to make a public offering or engage in business of any kind.

Filing Dates: The applications were filed on June 10, 2009, and amended on August 14, 2009.

Applicants' Address: 2455 Corporate West Dr., Lisle, IL 60532.

Keystone High Income Bond Fund B-4 [File No. 811-95]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On or about December 22, 1997, applicant transferred its assets to Evergreen High Yield Bond Fund, a series of Evergreen Fixed Income Trust, based on net asset value. Expenses incurred in connection with the reorganization were paid by applicant.

Filing Date: The application was filed on August 12, 2009.

Applicant's Address: 200 Berkeley St., 26th Floor, Boston, MA 02116.

Keystone Growth & Income Fund S-1 [File No. 811-98]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On or about December 22, 1997, applicant transferred its assets to Evergreen Blue Chip Fund, a series of Evergreen Equity Trust, based on net asset value. Expenses incurred in connection with the reorganization were paid by applicant.

Filing Date: The application was filed on August 12, 2009.

Applicant's Address: 200 Berkeley St., 26th Floor, Boston, MA 02116.

Keystone Government Securities Fund [File No. 811-4949]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On or about July 31, 1997, applicant transferred its assets to Evergreen U.S. Government Fund, a series of Evergreen Investment Trust, based on net asset value. Expenses incurred in connection with the reorganization were paid by applicant.

Filing Date: The application was filed on August 5, 2009.

Applicant's Address: 200 Berkeley St., Boston, MA 02116.

Eaton Vance Insured Florida Plus Municipal Bond Fund [File No. 811-21222]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On December 15, 2008, applicant transferred its assets to Eaton Vance Insured Municipal Bond Fund, based on net asset value. Applicant's auction preferred shares were redeemed prior to the reorganization. Expenses of $212,904 incurred in connection with the reorganization were paid by applicant and the acquiring fund.

Filing Date: The application was filed on July 24, 2009.

Applicant's Address: Two International Place, Boston, MA 02110.

Pioneer Interest Shares [File No. 811-2239]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On October 19, 2007, applicant transferred its assets to Pioneer Bond Fund, based on net asset value. Expenses of approximately $190,894 incurred in connection with the reorganization were paid by applicant and Pioneer Investment Management, Inc., applicant's investments adviser.

Filing Date: The application was filed on July 27, 2009.

Applicant's Address: 60 State St., Boston, MA 02109.

Keystone Fund for Total Return [File No. 811-4950]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On or about December 22, 1997, applicant transferred its assets to Keystone Fund for Total Return, a series of Evergreen Equity Trust, based on net asset value. Expenses incurred in connection with the reorganization were paid by applicant.

Filing Date: The application was filed on July 30, 2009.

Applicant's Address: 200 Berkeley St., Boston, MA 02116.

Keystone Institutional Trust [File No. 811-7441]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On or about December 22, 1997, applicant transferred its assets to Evergreen Select Small Cap Growth Fund, a series of Evergreen Select Equity Trust, based on net asset value. Expenses incurred in connection with the reorganization were paid by applicant.

Filing Date: The application was filed on August 13, 2009.

Applicant's Address: 200 Berkeley St., 26th Floor, Boston, MA 02116.

Keystone Global Opportunities Fund [File No. 811-5404]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On or about January 13, 1998, applicant transferred its assets to Keystone Global Opportunities Fund, a series of Evergreen International Trust, based on net asset value. Expenses incurred in connection with the reorganization were paid by applicant.

Filing Date: The application was filed on August 4, 2009.

Applicant's Address: 200 Berkeley St., Boston, MA 02116.

Allstate Financial Investment Trust [File No. 811-22165]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On June 30, 2009, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $4,500 incurred in connection with the liquidation were paid by Allstate Investment Advisors, LLC, applicant's investment adviser.

Filing Date: The application was filed on August 13, 2009.

Applicant's Address: 3100 Sanders Rd., Suite J5B, Northbrook, IL 60062-7154.

Keystone Institutional Adjustable Rate Fund [File No. 811-6412]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On or about December 22, 1997, applicant transferred its assets to Evergreen Select Adjustable Rate Fund, a series of Evergreen Select Fixed Income Trust, based on net asset value. Expenses incurred in connection with the reorganization were paid by applicant.

Filing Date: The application was filed on August 13, 2009.

Applicant's Address: 200 Berkeley St., 26th Floor, Boston, MA 02116.

RMR F.I.R.E. Fund [File No. 811-21616]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On June 18, 2009, applicant transferred its assets to RMR Real Estate Income Fund, based on net asset value. Each holder of applicant's preferred shares received preferred shares of RMR Real Estate Income Fund having an aggregate liquidation preference equal to the aggregate liquidation preference attributable to applicant's preferred shares. Expenses of $141,011 incurred in connection with the reorganization were paid by applicant.

Filing Dates: The application was filed on June 19, 2009, and amended on August 12, 2009.

Applicant's Address: 400 Centre St., Newton, MA 02458.

RMR Preferred Dividend Fund [File No. 811-21671]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On June 23, 2009, applicant transferred its assets to RMR Real Estate Income Fund, based on net asset value. Each holder of applicant's preferred shares received preferred shares of RMR Real Estate Income Fund having an aggregate liquidation preference equal to the aggregate liquidation preference attributable to applicant's preferred shares. Expenses of $202,707 incurred in connection with the reorganization were paid by applicant.

Filing Dates: The application was filed on June 24, 2009, and amended on August 10, 2009.

Applicant's Address: 400 Centre St., Newton, MA 02458.

RMR Dividend Capture Fund [File No. 811-22079]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On June 22, 2009, applicant transferred its assets to RMR Real Estate Income Fund, based on net asset value. Each holder of applicant's preferred shares received preferred shares of RMR Real Estate Income Fund having an aggregate liquidation preference equal to the aggregate liquidation preference attributable to applicant's preferred shares. Expenses of $128,701 incurred in connection with the reorganization were paid by applicant.

Filing Dates: The application was filed on June 23, 2009, and amended on August 10, 2009.

Applicant's Address: 400 Centre St., Newton, MA 02458.

Morgan Stanley Total Market Index Fund [File No. 811-9259]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On July 25, 2008, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $78,565 incurred in connection with the liquidation were paid by Morgan Stanley Investment Advisors, Inc., applicant's investment adviser.

Filing Dates: The application was filed on July 6, 2009, and amended on August 7, 2009.

Applicant's Address: c/o Morgan Stanley Investment Advisors Inc., 522 Fifth Ave., New York, NY 10036.

BNY Hamilton Funds, Inc. [File No. 811-6654]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On September 12, 2008, applicant transferred the assets from all of its series, except BNY Hamilton Multi-Cap Equity Fund and BNY Hamilton Municipal Enhanced Yield Fund (the "remaining series"), to corresponding series of BNY Mellon Funds Trust, Dreyfus Institutional Reserves Funds, Dreyfus/Laurel Funds, Inc., Dreyfus/Laurel Funds Trust, Dreyfus Premier Investment Funds, Inc. and Dreyfus Tax Exempt Cash Management Funds, based on net asset value. On November 10, 2008, applicant's remaining series transferred their assets to Managers

AMG Funds, based on net asset value. Expenses of $2,772,500 incurred in connection with the reorganization were paid by The Bank of New York Mellon, applicant's administrator.

Filing Date: The application was filed on July 14, 2009.

Applicant's Address: 3435 Stelzer Rd., Columbus, OH 43219-3035.

      For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary